UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Annual General Meeting Results

We, LDK Solar Co., Ltd., have announced the results of our Annual General Meeting, or AGM, held on September 8, 2011 at our office in Hong Kong. At this year’s AGM, our shareholders approved all of the resolutions proposed in the AGM notice, including the adoption of our 2010 annual report, the re-election of class I directors, Liangbao Zhu and Yonggang Shao, the ratification and the re-election of class I director, Maurice Wai-fung Ngai, as an independent director, and the appointment of KPMG as our outside auditors for the fiscal year 2011. The total number of members of our board of directors remains at seven.

There were an aggregate of 82,750,727 shares represented in person or by proxy throughout the duration of the AGM, including shares underlying American depositary shares. The adoption of the 2010 annual report was approved by 81,330,350 shares; the re-election of Liangbao Zhu by 80,849,989 shares; the re-election of Yonggang Shao by 80,823,610 shares; the ratification and re-election of Maurice Wai-fung Ngai by 80,940,629 shares; and the re-appointment of KPMG by 81,506,080 shares.

Our press release issued on September 8, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: September 8, 2011

Exhibit 99.1

LDK Solar Announces Annual General Meeting Results

Xinyu City, China and Sunnyvale, California, September 8, 2011 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced the results of its Annual General Meeting (AGM) held on September 8, 2011 at the Company’s office in Hong Kong.

At this year’s AGM, shareholders approved all of the resolutions proposed in the AGM notice, including the adoption of the 2010 annual report, the re-election of class I directors, Liangbao Zhu and Yonggang Shao, and the ratification and the re-election of class I director, Maurice Wai-fung Ngai, as an independent director. The total number of members of the board of directors remains at seven. KPMG was reappointed as the Company’s outside auditors for the fiscal year 2011.

There were an aggregate of 82,750,727 shares represented in person or by proxy throughout the duration of the AGM, including shares underlying American depositary shares. The adoption of the 2010 annual report was approved by 81,330,350 shares; the re-election of Liangbao Zhu was approved by 80,849,989 shares; the re-election of Yonggang Shao was approved by 80,823,610 shares; the ratification and re-election of Maurice Wai-fung Ngai was approved by 80,940,629 shares; and the re-appointment of KPMG was approved by 81,506,080 shares.

“We are pleased that our shareholders demonstrated continued support to our board of directors. We remain committed to our efforts to increase shareholder value,” stated Xiaofeng Peng, Chairman and CEO.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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